UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

Crossroads Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

22765D209
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22765D209

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 278,205*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 278,205*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON PN
____________________
* Includes 49,227 Shares underlying currently exercisable Warrants; however, the Warrants are subject to a 19.99% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s beneficial ownership of Shares to exceed 19.99%.

CUSIP NO. 22765D209

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 278,205*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 278,205*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON OO
____________________
* Includes 49,227 Shares underlying currently exercisable Warrants; however, the Warrants are subject to a 19.99% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s beneficial ownership of Shares to exceed 19.99%.

CUSIP NO. 22765D209

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 288,205*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 288,205*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON OO
____________________
* Includes 49,227 Shares underlying currently exercisable Warrants; however, the Warrants are subject to a 19.99% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s beneficial ownership of Shares to exceed 19.99%.

CUSIP NO. 22765D209

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 291,393#*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 291,393#*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,393#*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%#*
14	TYPE OF REPORTING PERSON IN
____________________
# Includes 3,188 Shares beneficially owned directly by Mr. Eberwein, including 1,481 Shares underlying certain call options exercisable within 60 days of the date hereof.

* Includes 49,227 Shares underlying currently exercisable Warrants; however, the Warrants are subject to a 19.99% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s beneficial ownership of Shares to exceed 19.99%.

CUSIP NO. 22765D209

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Warrants purchased by Lone Star Value Investors  and held in a certain account managed by Lone Star Value Management (the “Lone Star Value Account”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 228,978 Shares (4,579,578 Shares prior to the Issuer’s one-for-twenty reverse stock split (the “Reverse Split”)) directly owned by Lone Star Value Investors is approximately $7,786,754, including brokerage commissions, of which of 76,326 Shares (1,526,526 Shares prior to the Reverse Split) were acquired pursuant to the Issuer’s Rights Offering and 64,418 Shares (1,288,352 Shares prior to the Reverse Split) that were purchased in a private placement by the Issuer on March 31, 2014 (the “Private Placement”). In addition, 644,176 of the Warrants exercisable into 49,227 Shares (984,567 Shares prior to the Reverse Split) beneficially owned by Lone Star Value Investors were acquired in the Private Placement, 175,000 Warrants were acquired in the Issuer's secondary offering in January 2015, and the remaining 165,391 Warrants were issued by the Company in consideration of the Common Stock outstanding increasing by 3,933,879 to 23,418,989 at the time. The aggregate purchase price of the 10,000 Shares (200,000 Shares prior to the Reverse Split) held in the Lone Star Value Account is approximately $274,903, including brokerage commissions.

The Shares purchased by Mr. Eberwein were acquired with personal funds. The aggregate purchase price of the 1,707 Shares (34,144 Shares prior to the Reverse Split) directly owned by Mr. Eberwein is approximately $51,781, excluding brokerage commissions, of which 1,138 Shares (22,763 Shares prior to the Reverse Split) were acquired pursuant to the exercise of options granted to Mr. Eberwein for his service as the Chairman of the Issuer’s Board of Directors (the “Board”) and 569 Shares (11,381 Shares prior to the Reverse Split) were acquired in the Rights Offering. In addition, Mr. Eberwein beneficially owns 1,481 Shares underlying certain call options that were granted to him in connection with his service as Chairman of the Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,225,472  Shares outstanding after applying the Reverse Split to the 24,509,435 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 14, 2016.

A.	Lone Star Value Investors

(a)
As of the close of business on June 23, 2016, Lone Star Value Investors beneficially owned 278,205 Shares, including 49,227 Shares underlying currently exercisable Warrants; however, the Warrants can only be exercised to the extent that such exercise would not cause Lone Star Value Investors’ beneficial ownership of Shares to exceed 19.99% due to blocker provisions.

Percentage: Approximately 19.99%

(b)	1. Sole power to vote or direct vote: 278,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 278,205
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Investors has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 22765D209

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 278,205Shares beneficially owned by Lone Star Value Investors.

Percentage: Approximately 19.99%

(b)	1. Sole power to vote or direct vote: 278,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 278,205
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days.

C.	Lone Star Value Management

(a)
As of the close of business on June 23, 2016, 10,000 Shares were held in the Lone Star Value Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors and the Lone Star Value Account, may be deemed the beneficial owner of the (i) 278,205 Shares beneficially owned by Lone Star Value Investors and (ii) 10,000 Shares held in the Lone Star Value Account.

Percentage: Approximately 19.99%

(b)	1. Sole power to vote or direct vote: 288,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 288,205
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the Shares during the past sixty days.

D.	Mr. Eberwein

(a)
As of the close of business on June 23, 2016, Mr. Eberwein beneficially owned directly 3,188 Shares, including 1,481 Shares underlying certain call options exercisable within 60 days of the date hereof. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 278,205 Shares beneficially owned by Lone Star Value Investors and (ii) 10,000 Shares held in the Lone Star Value Account.

Percentage: Approximately 19.99%

(b)	1. Sole power to vote or direct vote: 291,393
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 291,393
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 22765D209

In the event that the Warrants did not include the 19.99% blocker provision, (i) Lone Star Value Investors and Lone Star Value GP would beneficially own approximately 21.8% of the outstanding Shares, (ii) Lone Star Value Management would beneficially own approximately 22.6% of the outstanding Shares and (iii) Mr. Eberwein would beneficially own approximately 22.8% of the outstanding Shares.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 21, 2016, Lone Star Value Management, on behalf of the Lone Star Value Account, entered into a Purchase Trading Plan Agreement (the “Agreement”) with Williams Trading for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

The Agreement allows for the purchase of up to an aggregate of 10,000 Shares by Williams Trading on behalf of Lone Star Value Management. Shares purchased pursuant to the Agreement may only be purchased in accordance with trading requirements adopted by Lone Star Value Management, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Agreement or at what price any such Shares will be purchased.

A copy of the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Purchase Trading Plan Agreement between Lone Star Value Management, LLC and Williams Trading, LLC, dated June 21, 2016.

CUSIP NO. 22765D209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2016

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN